

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

Via E-mail
Harlan Hatfield
General Counsel
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

> **Re: Headwaters Incorporated**
> **Form T-3**
> **Filed May 4, 2012**
> **File No. 022-28972**

Dear Mr. Hatfield:

We have limited our review of your filing to the issue addressed in our comment. Please respond to this letter by promptly providing the requested information. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to the comment, we may have additional comments.

General

1. On a supplemental basis, please confirm to us that you will comply with the applicable tender offer rules in connection with the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the required information. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending filing, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Linda Williams (*via e-mail*)
       Pillsbury Winthrop Shaw Pittman LLP